Mail Stop 3-8


								November 16, 2004


By Facsimile and U.S. Mail

Herbert M. Mueller
Vice President, Chief Financial Officer and Treasurer
Delta Apparel, Inc.
2750 Premiere Parkway, Suite 100
Duluth, Georgia 30097

		RE:	Delta Apparel, Inc.
			File No. 1-15583
			Form 10-K for the year ended July 3, 2004
			Filed September 10, 2004
			Form 10-Q for the quarter ended October 2, 2004


Dear Mr. Mueller:

	We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and will make no further review of your documents. Where indicated, we think you should revise your disclosures in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing.
We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


*************




FORM 10-K FOR THE YEAR ENDED JULY 3, 2004

General

1. Where a comment below requests additional disclosures or other revisions to be made, these revisions should be included in your future filings, as applicable.

Management`s Discussion and Analysis of Financial Condition and
Results of Operations

Results of Operations

Fiscal Year 2004 versus Fiscal Year 2003, page 12

2. Please supplement your discussion of the overall change in gross margin with a discussion of the change in gross margin for your Delta segment. Please also discuss the reasons why the gross margins generated by your Soffe segment are significantly higher than the gross margins of your Delta segment and whether the past performance of each of these segments is expected to be indicative of future performance.

3. We understand that selling, general and administrative (SG&A) expenses as a percentage of net sales increased as a result of the addition of the Soffe business. Similar to the preceding comment, please also discuss the change in SG&A expenses as a percentage of net sales for your Delta segment. Discuss the reasons why SG&A is significantly higher in your Soffe segment than in your Delta segment and whether the past performance of each of these segments, in terms of SG&A expenses, is expected to be indicative of future performance.

Liquidity and Capital Resources, page 14

4. Please discuss the earnout provision associated with your acquisition of M.J. Soffe Co. and the associated potential impact on your liquidity and capital resources. In particular, you should discuss your assessment of the likelihood that amounts will be owed under the earnout provision, the expected timing of those payments, the most likely amounts to be paid, if estimable, and the maximum potential payout. In this regard, we note your disclosures in Note 3, but believe a discussion of the above items in the MD&A would enhance the reader`s understanding of its impact.

5. Related to the preceding comment, we note your inclusion in the table of contractual cash obligations of $7.1 million of "contingent purchase price." This amount appears to be the same amount as the earnout liability you recorded as a result of having an excess of fair value of acquired net assets over cost. We are unclear as to why this amount would represent your contractual cash obligation. Please advise and also clarify your disclosure as necessary.
6. Please revise your tabular disclosure of contractual obligations to include estimated interest payments on your debt. A footnote to the table should provide appropriate disclosure regarding how you estimated the interest payments. Since the table is aimed at increasing transparency of cash flow, we believe these payments should be included in the table. If you choose not to include these payments, a footnote to the table should clearly identify the excluded items and provide any additional information that is material to an understanding of your cash requirements. See Section IV.A and footnote 46 to the Commission`s MD&A Guidance issued December 19, 2003 available at www.sec.gov.

Consolidated Statements of Cash Flows

7. Please separately present the proceeds and repayments on your long-term debt, including your Delta Facility. Refer to paragraphs 11 through 13 of SFAS 95, as amended.

Notes to Consolidated Financial Statements

Note 2.  Significant Accounting Policies

8. We understand, based on your disclosure in note 2(m), that you participate in cooperative advertising programs with your customers. Please disclose the nature and extent of each arrangement under which you make payments to resellers. Please disclose your accounting policy for each type of arrangement, including the statement of income line item that each type of arrangement is included in. For each expense line item that includes these types of arrangements, please disclose the related amounts included in that line item. For each type of arrangement treated as an expense rather than as a reduction of revenues, please tell us how this type of arrangement meets the requirements in EITF 01-9. Please also discuss in MD&A any significant estimates resulting from these arrangements.

(d) Revenue Recognition, page F-7

9. On page 17, you indicate that you consider revenue realizable and earned once delivery has occurred. In this footnote, you indicate
that you recognize sales once shipment has occurred.    Please advise
and also revise your disclosures to make them consistent. If revenues are recognized when products are shipped, please tell us and disclose in your revenue recognition policy:
o Whether your stated shipping terms are FOB shipping point or FOB destination pursuant to your sales agreements with customers;
o Your customers` rights of inspection, acceptance, and return; and
o When title passes from you to your customer.
Unless obvious, please explain to us why sales recognition is appropriate upon shipment, rather than upon delivery to and acceptance by the customer. Note that even if your sales agreements state that title passes upon shipment, customer acceptance provisions or a history of your replacing goods damaged or lost in transit may make the recognition of revenue upon delivery to and acceptance by the customer GAAP. See the Interpretive Response to Question 3 of SAB Topic 13:A.

(l) Selling, General and Administrative Expense, page F-8

10. Based on your disclosure of the types of expenses that you include in cost of goods sold and the types of expenses that you include in selling, general and administrative expense, we understand that you exclude certain costs of your distribution network, namely receiving costs, warehousing costs, internal transfer costs, stocking
costs, and picking and packing costs from cost of goods sold.   With
the exception of warehousing costs, please disclose the amount of such costs included in selling, general and administrative expense
for each period presented.   Please also disclose in your MD&A that
your gross margins may not be comparable to others, since some entities include costs related to their distribution network in cost of goods sold and others like you exclude all or a portion of them from gross margin, including them instead in a line item such as selling, general and administrative expenses.

Note 3.  Acquisition, page F-10

11. We note your disclosure on page 5 that your "Soffe" registered trademark is your hallmark brand. We also note your disclosure that $4.1 million of the purchase price of your M.J. Soffe Co. acquisition was allocated to other assets. Please tell us whether you allocated any of the purchase price of your M.J. Soffe Co. acquisition to the "Soffe" trademark or to any other identified intangibles. If so, please tell us the value that was allocated to each intangible, how that value was determined, and whether the intangibles are subject to amortization and the length of the amortization period(s), as applicable. If not, please tell us how you determined that there were no intangible assets that meet the recognition criteria in paragraph 39 of SFAS 141.

12. We note that the historical cost, net of accumulated depreciation, of Soffe`s PP&E at June 28, 2003 was $22.5 million.
Yet it appears that in your purchase price allocation, you`ve allocated less than $4 million to these assets. Supplementally explain to us why there was such a significant reduction in the value of the fixed assets.

Note 7.  Long-term Debt, page F-12

13. We understand that the terms of the Soffe Facility prohibit M.J. Soffe Co. from making cash dividends to you and also limit the ability of M.J. Soffe Co. to make loans to you. To the extent that the restricted net assets of M.J. Soffe Co. exceed 25% of consolidated net assets as of your most recently completed fiscal year, please disclose the amount of restricted net assets as of year-end. Please note that restricted net assets include any net assets that may not be transferred to you in the form of loans, advances, or cash dividends without the consent of the third party lender(s). See Rule 4-08(e) of Regulation S-X.


	As appropriate, respond to these comments within 10 business days or tell us when you will provide us with a response. Please provide us with a response letter that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please file your response letter as a correspondence file on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

	If you have any questions regarding these comments, please direct them to Staff Accountant Ta Tanisha Henderson at (202) 942-2958, or in her absence, to Robyn Manuel at (202) 942-7786, or me at
(202) 942-2905.

							Sincerely,



							George F. Ohsiek, Jr.
							Branch Chief


November 16, 2004
Page 1